

## Danielle Dallas Roosa · 3rd

Chief Communications Officer at Back to Space.

Los Angeles, California · 500+ connections · **Contact info**

Back To Space

University of Massachusetts, Amherst

## Experience

### Chief Communications Officer

Back To Space

2018 – Present · 1 yr

Back to Space (BTS) is a "Trans-Media" company with focus on traditional channels (TV) coupled with Internet based digital media. While developing a cash flow positive engine, our goal is to inspire emotion that will cause people to Look Up. BTS is developing a high energy TV show that will do something never been done before. We are also working on collaborations with some of the best known entities in digital media. In October 19, 2018, Back to Space introduced the Group 1 class of Student Ambassadors.. Along with BTS Executives and the Apollo astronauts, Group 1 is creating the elements of Exponential STEM.



### Professional Actor

SAG-AFTRA



### Actress

SAG-AFTRA

Mar 2014 – Present · 5 yrs 9 mos



### Intern

Premier PR

Aug 2013 – Dec 2013 · 5 mos

### Intern

Viacom

Apr 2013 – Aug 2013 · 5 mos

New York, New York

**Show 2 more experiences ⌄**

## Education

### University of Massachusetts, Amherst

Bachelor's Degree, Mass Communication/Media Studies, 3.9

2010 – 2014

Activities and Societies: Summa Cum Laude

### University of Arizona

## Skills & Endorsements

### Social Media · 26

Endorsed by **Mark Robbins, ALLTEXASMEDIA and 2 others who are highly skilled at this**

Endorsed by **4 of Danielle Dallas' colleagues at NASA - National Aeronautics and Space Administration**

### Strategic Communications · 17

Endorsed by **Bob Jacobs, who is highly skilled at this**

Endorsed by **3 of Danielle Dallas' colleagues at NASA - National Aeronautics and Space Administration**

### Speech Writing · 13

Endorsed by **Bob Jacobs, who is highly skilled at this**

Endorsed by **3 of Danielle Dallas' colleagues at NASA - National Aeronautics and Space Administration**

**Show more** ⌄



